

December 22, 2009

By facsimile to (702) 944-7100 and U.S. Mail

Mr. Gregory P. Ruff
President, Chief Executive Officer, Chief Financial Officer, Secretary, and Treasurer
QE Brushes, Inc.
12901 South Buttercup Lane
Spokane, WA 99224

Re: QE Brushes, Inc.
     Pre-effective Amendment 6 to Registration Statement on Form S-1
     Filed December 11, 2009
     File No. 333-157970

Dear Mr. Ruff:

We reviewed the filing and have the comments below.

General

1.   We note changes made in the registration statement that are not indicated in the marked
     or redlined version of the document. For example, refer to the second and third
     paragraphs of the risk factor "Because we will be forced to rely on third party
     manufacturers and raw material suppliers…" on page 11 and the third paragraph of the
     risk factor "The complexity of our Product may lead to errors, defects, and bugs…" on
     page 12. Please comply with the requirements of Rule 310 of Regulation S-T in any
     subsequent pre-effective amendment to the registration statement.

Summary, page 6

2.   Disclosure in pre-effective amendment 5 to the registration statement had indicated that
     QE Brushes recently decided to obtain a new mold to increase the bristle softness on all
     of its prototype toothbrushes. Revised disclosure here and elsewhere indicates that QE
     Brushes recently decided to modify only its small toothbrush mold. Explain why QE

Brushes has now decided not to modify its large toothbrush mold to increase the bristle softness.

Locate Suitable Manufacturing, page 35

3.   Disclosure that QE Brushes "recently decided to obtain a new modify the small mold to increase the bristle softness on our toothbrushes" appears inconsistent with disclosure on page 5 and elsewhere that the large toothbrush has been finalized and is ready for production. Please reconcile the disclosures.

Note 2. Going Concern, page F-5

4.   Disclosure that the manufacturer is making an injection mold for three sizes of toothbrushes and that the 15,000 toothbrushes will be made into 5,000 toothbrushes for each of these three sizes is inconsistent with disclosure on page 11 and elsewhere that management has decided that there was no need for a medium size toothbrush and that the manufacturer will make 7,500 small toothbrushes and 7,500 large toothbrushes instead of the 5,000 toothbrushes each for the small, medium, and large pets. Please reconcile the disclosures.

Exhibit Index

5.   Refer to prior comment 4. We are unable to locate an exhibit index immediately before the exhibits as required by Rule 102(d) of Regulation S-T. Please revise. Also, as requested previously, include a caption or heading such as "Exhibit Index" for the exhibit index.

Closing

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us marked courtesy copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after review of your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information that investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosures, they are responsible for the adequacy and accuracy of the disclosures that they have made.

Notwithstanding our comments, when the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of the request, acknowledging that:

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.

- The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.

- The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Also, please be advised that the Division of Enforcement has access to all information that you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

Very truly yours,

Pamela A. Long
Assistant Director

cc: The Nevada Agency and Trust Company
Agent for Service for QE Brushes, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

Scott P. Doney, Esq.
Cane Clark LLP
3273 East Warm Springs Road
Las Vegas, NV 89120